FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                                                                                                                                                                                                                                                Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                                                                                                                                                                                                                                                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                                                                                                                                                                                                                                                     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                                                                                                                                                                                                                                                                                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: February 3, 2020	By:
		Name:	Cristina Circelli
		Title:	Vice-President Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Press Release January 31, 2020

Item 1

Celebrating 100 years

News Release

CN’s 2019 Annual Financial Statements and Annual Information Form available on Company website

MONTREAL, January 31, 2020 — CN (TSX: CNR) (NYSE: CNI) announced today that the Company’s 2019 Annual Financial Statements, Notes thereto and Management’s Discussion and Analysis, and its 2019 Annual Information Form and Form 40-F, have been filed with Canadian and U.S. securities regulators and are now available in the Investor section of its website, www.cn.ca/investors.

Printed copies of CN’s 2019 Annual Financial Statements, Notes thereto and Management’s Discussion and Analysis will also be available to shareholders free of charge upon request.

CN is a true backbone of the economy transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route miles spanning Canada and mid-America. CN — Canadian National Railway Company, along with its operating railway subsidiaries — serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
514-399-7956	514-399-0052